 Silicom Connectivity Solutions  Venture Upside.  Public Access.  AI Inference  Post-Quantum Security  White-Label Switching  January 29, 2026  Investor Presentation

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 Venture Upside. Public Access.  Positioned to deliver venture-style upside  across AI inference, post-quantum cybersecurity, and white-label switching markets  Trusted by industry leaders for complex, high-performance hardware solutions  Silicom: An Established Public Company with Startup-Like Upside  20+  Built on 20+ years of IP, engineering excellence, and execution at scale

 The Investment Thesis  Market Scale  Large and expanding market opportunities: Al inference ($80-100B), PQC ($3-4B), and WLS ($6-7B) by 2030  $74M cash, $111M working capital and marketable securities (~$20 per share), no debt, and $117M in shareholders equity  Financial Strength  The Opportunity  Venture-style upside in public markets with exposure to three high-growth markets: Al inference, Post-Quantum Cryptography, and White-Label Switching  Proven execution platform with 20+ years of IP development, engineering, and delivery of high-performance networking and hardware acceleration solutions  The Foundation  Early Proof  Demonstrable execution traction across all three opportunities, including design wins, initial orders, and advanced customer engagements  Customer Leverage  A large, global, loyal Tier-1 customer base enabling scalable adoption and long-term growth

 Three Tectonic Shifts in Technology lnfrastructure  Rapidly growing demand for efficient, scalable inference infrastructure as AI focus and investments shift from training to inference at scale  AI INFERENCE  An inevitable, mandatory transition as quantum threats force a global replacement of legacy cryptography  POST-QUANTUM   CYBERSECURITY  Network Disaggregation expanding well beyond hyperscalers, enabling new challengers to proprietary incumbents  WHITE-LABEL   SWITCHING  These are large TAMs undergoing structural-not cyclical-change, where early positioning is critical

 Core Business Ahead of Plan -  Upsides Build on Strength, Not Repair a Weakness  Core Business Momentum  2025 exceeded expectations; resilient demand  Double-digit growth planned for 2026 is on track  Design-win momentum consistent with 6-year strategic plan  The Strategic Context  The three upside opportunities (AI, PQC, WLS) are incremental growth engines  Not a response to underperformance  Designed to enhance momentum, not distract from execution

 AI lnference: The Next Phase of AI Monetization  The Shift  ~$80-100B by 2030  AI-Inference hardware/chip TAM ($B)  ~$50-60B by 2027  AI economics are rapidly shifting from training-centric to inference-driven  Recent multi-billion-dollar investments & acquisitions highlight the strategic value of inference infrastructure  Fragmented inference deployments (versus centralized training) create demand for specialized networking solutions  The Opportunity  Inference infrastructure is expected to represent the majority of long-term AI compute spend  Expands the opportunity well beyond hyperscalers to new specialized platforms and architectures

 Solving the Critical AI lnference Networking Bottleneck  Execution Traction (Proof Points)  We solve the core problem: Ultra-low-latency networking between chipsets, cards, and servers  Deep IP, know-how, and experience delivering high-speed, low-latency solutions for Tier-1 customers  Our Right to Win (Proven Expertise & Credibility)  Inference-Optimized FPGA-based Solution: Already deployed at customer PoC level  Inference-Specific NIC (AI-NIC) Solution: ln design, based on a leading high-performance networking chip  Customer 1: First orders placed for utilizing our Inference-Optimized FPGA-based solution at a PoC with a hyperscaler end user  Customer 2: Finalizing commercial terms for a commitment to our custom AI-NIC solution   Pipeline: Advanced discussions with several additional AI chip companies  Our Solutions (Existing Market Proof)

 Post-Quantum Cryptography (PQC):   A Forced Global Upgrade  The Shift  ~$1-1.5B  2030  2026  The Opportunity  ~$3-4B  Driven by security risk and regulatory pressure, not technology cycles  Long replacement cycles across government and finance create multi-year embedded revenue opportunities  Quantum computing threatens all existing public-key cryptography  Governments and enterprises must transition to quantum-resistant standards  This migration is mandatory, not discretionary

 A Production-Ready Solution for an Inevitable Transition  Execution & Timing Advantage  Our Solution (Differentiated & Ready)  One of the only mature, end-to-end hardware-based PQC accelerator solutions currently available  Delivers clear economic advantages versus alternative approaches  Our Right to Win  (Strong Legacy in Crypto Acceleration)  We are an established supplier of hardware accelerators for current public-key cryptography  Backward compatibility and migration complexity favor our proven, experienced platform  The "Harvest now, decrypt later'' threat is driving immediate adoption  Our FPGA-based solution allows flexible remote updates as standards evolve  Traction: Selected by two leading customers for early deployments; robust and growing pipeline

 White-Label Switching (WLS): Infrastructure Disruption  The Opportunity  White-Label Switching vs. Proprietary lncumbents Market Share Transition  The Shift  Network operators are transitioning from proprietary hardware to disaggregated, white-label solutions  This trend mirrors prior industry transitions in servers and storage  Adoption is expanding well beyond hyperscalers into enterprises and service providers  Ongoing cost pressure and growing demand for flexibility are fueling the transition  Creates a clear opportunity to capture share from entrenched proprietary incumbents  White-Label Switching  Proprietary Incumbents  ~$7-9B  ~$12-15B

 A Natural Extension of Our Core Expertise  Our Solution (Leveraging Core Expertise)  White-Label Switching  We are already a leading supplier of white-label networking solutions, including Edge servers, SD-WAN, and SASE platforms  IP, know-how, and customer relationships are directly transferable to switching  Our Right to Win (Market Credibility and Timing)  Leverages our established reputation as a trusted white-label networking provider  Switching costs support durable customer relationships once we are embedded  Silicom  White-Label Platform  (Edge, SD-WAN, SASE)  Execution Traction  Designed and shipped initial quantities of three WLS platform types to a leading security customer  Pipeline: Active discussions with additional customers on follow-on opportunities

 A Foundation Built on 20+ Years of High-Performance Execution  20+ Years delivering high-performance networking, edge compute, hardware accelerators, and FPGA-based solutions  Global Presence:  USA (~75%), EMEA, APAC  Proven Engineering & IP coupled with strong, repeatable customer relationships forming a deep pipeline  Leading supplier of Edge/CPE units,  SD-WAN/SASE systems, Smart NICs, and FPGA-based cards  200+ Global Customers including Tier-1 Market Leaders

 A Fortress Balance Sheet to Fund Growth and De-Risk lnvestment  Provides flexibility to invest in growth while maintaining a conservative financial profile  * As of December 31st, 2025  Cash & Cash Equivalents  Working Capital + Marketable Securities  Total Debt  Shareholders Equity  $74M  $111M (~$20/share)  $0  $117M

 A Stable, Growing Core Business Powering New Opportunities  Three Structural Growth Markets    Uniquely positioned at the intersection of Al Inference, PQC, and White-Label Switching  Venture-Style Upside   Early execution and design wins demonstrate a clear path to capturing a share of massive TAMs  Public Market Access   Built on the de-risked foundation of a growing core business with a fortress balance sheet and 20+ years of Tier-1 customer trust  The Convergence: A Unique Investment Profile

 Venture Upside. Public Access.